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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-14181

(Check One): /x/ Form 10-K   / / Form 20-F   / / Form 11-K
             / / Form 10-Q   / / Form N-SAR

    For Period Ended: December 31, 2000

    / /  Transition Report on Form 10-K   / /  Transition Report on Form 10-Q
    / /  Transition Report on Form 20-F   / /  Transition Report on Form N-SAR
    / /  Transition Report on Form 11-K

    For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant: TRANSPORTATION COMPONENTS, INC. (THE "COMPANY")

Former Name if Applicable:

                           THREE RIVERWAY, SUITE 200
           Address of Principal Executive Office (Street and Number)

                           HOUSTON, TEXAS 77056-1947
                            City, State and Zip Code

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                                    PART II
                            RULES 12B-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) /x/

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Company has delayed the filing of its Form 10-K for the period ended December 31,2000, pending completion of the Company's 2000 financial statements and the related report of its auditors on those financial statements, which have been delayed because:

        The Company has not yet concluded ongoing negotiations with its senior secured lenders and the holders of its subordinated notes concerning waivers of defaults and extensions of payment due dates. The outcome of those negotiations will determine whether the Company's debt is classified as long-term or short-term for financial reporting purposes, at December 31, 2000.

    The resultant delay could not be eliminated by the Company without unreasonable effort and expense. The Company will file its Form 10-K for 2000 within the 15-day period specified by SEC Rule 12b-25.

                                    PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

                DAVID N. PHELPS        713             332-2502
                    (Name)         (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              /x/ Yes     / / No

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    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /x/ Yes     / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    EXPLANATION. For the fiscal year ended December 31, 1999, the Company reported $301,527,000 in revenues and $4,163,000 in net income. The Company estimates that it will have revenues of approximately $295,197,000 for the fiscal year ended December 31, 2000 and will report a net loss of approximately $6,800,000 to $7,500,000 for the period.

    The decrease in sales is attributable primarily to a general decline in the economy and in the domestic heavy duty aftermarket. The estimated increase in the net loss over the prior year is primarily due to increased severance expenses relating to headcount reductions, increased allowance for doubtful accounts relating to the impact on the Company's customers of the slowing economy and higher energy costs, higher interest and related financing costs, and other non-recurring costs.

                          TRANSPORTATION COMPONENTS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2001                    By:      /S/ DAVID N. PHELPS
                                          ---------------------------------
                                                   David N. Phelps,
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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